

WE SEE *a human face* ON EVERYTHING WE DO.

obin Sherrill, AVONEX patient

Biogen Idec *annual report*

2003

WE BELIEVE THAT NOVEL *therapies are born from* TEAMWORK AND COMMITMENT.

Basav Ghosh, *Manager, Cell Culture Development, Research Triangle Park, NC*


biogen idec



INCREASING OPPORTUNITIES FOR **SUCCESS**

Our bold ideas and *scientific discoveries lead to* new standards in patient care.

THROUGH TWO CENTERS OF *Excellence*

Meena Subramanyam, PhD, *Director,*
Clinical Science & Technology, Cambridge, MA



WE HAVE THE RESOURCES *to develop and the capacity* TO MANUFACTURE AND DELIVER.

Jack Giese, *Associate Director*
Manufacturing – NIMO, Oceanside, CA


biogen idec



We are Biogen Idec.

Biogen Idec was born of a partnership. The idea of partnership is central to our company: partnership with patients and caregivers, partnership among employees and with the community, and partnership with others within our industry. As we build our company, realizing the full potential of our combined resources and strengths, partnership and collaboration will remain key factors in Biogen Idec's success.

Please keep in mind that every individual experiences therapy with RITUXAN, AVONEX, AMEVIVE and ZEVALIN differently. A patient's own experience may be different than the ones highlighted in this docume




biogen idec



Ben Bakerink | Cancer survivor and employee

THERAPEUTIC FOCUS: ONCOLOGY

NEW STANDARDS OF CARE

RITUXAN in Combination with Chemotherapy

In April 1999, information technology specialist Ben Bakerink went to see his doctor about a hernia. Instead, he received the diagnosis of low-grade non-Hodgkin's lymphoma. At the time, Ben says, few treatment options were available. RITUXAN® (rituximab) had recently been approved to treat relapsed or refractory, low-grade or follicular, CD20-positive non-Hodgkin's B-cell lymphoma. Ben's oncologist – who had participated in clinical trials with RITUXAN – suggested treatment with the newly approved therapy in combination with CHOP, a chemotherapy regimen consisting of cyclophosphamide, doxorubicin, vincristine and prednisone. The chemotherapy left Ben tired and weak. But by the end of his treatment in October 1999, he had achieved a complete remission of his disease. That remission continues today, more than four years later.

In January 2002, a former colleague told Ben about a job opening at Biogen Idec and he joined the Company. Today Ben helps support the information technology needs of Biogen Idec's California manufacturing group. As a valued member of the Biogen Idec team, he's part of the Company's partnership with doctors, researchers, and others to create treatment breakthroughs and new standards of care for patients with serious medical conditions.

ONCOLOGY

RITUXAN CONTINUES TO SOLIDIFY ITS POSITION AS THE TOP-SELLING CANCER THERAPY IN THE UNITED STATES AND MANY PARTS OF THE WORLD. IT MAY ALSO OFFER A NEW TREATMENT FOR RHEUMATOID ARTHRITIS AND OTHER B-CELL RELATED AUTOIMMUNE DISEASES.





During 2003, RITUXAN continued to solidify its position as the top-selling cancer therapy in the United States and many parts of the world. RITUXAN has gained approval for the treatment of relapsed or refractory, low-grade or follicular, CD20-positive non-Hodgkin's B-cell lymphoma (NHL) in approximately 70 countries worldwide. Biogen Idec and its partners, Genentech, Inc., F. Hoffmann–LaRoche, and Zenyaku Kogyo Co. Ltd., continue to explore RITUXAN's use in other clinical settings, both alone and with other anticancer agents. Results of studies conducted by investigators around the world increasingly support RITUXAN use with chemotherapy in the front-line treatment of both indolent and aggressive NHL. Clinical studies also suggest that RITUXAN maintenance strategies can produce more durable remissions in patients with low-grade or follicular disease. RITUXAN is also being studied as a treatment for other forms of lymphoma, as well as other B-cell malignancies such as chronic lymphocytic leukemia (CLL).

Biogen Idec is also exploring the use of RITUXAN in non-malignant diseases where antibody-producing B cells, the immune system cells targeted by RITUXAN, play a key role. Results of a Phase II study demonstrated that a single short course of treatment with RITUXAN, alone or in combination with other drugs, improved symptoms in patients with moderate to severe rheumatoid arthritis for 48 weeks compared to treatment with methotrexate alone. In collaboration with Genentech and F. Hoffmann-LaRoche, a global clinical development program investigating the use of RITUXAN in the treatment of rheumatoid arthritis is now underway. This program includes Phase III trials of RITUXAN as a treatment for rheumatoid arthritis and additional Phase II studies of RITUXAN, both alone and in combination with other drugs. Biogen Idec is also studying the use of RITUXAN in other autoimmune disorders where B cells play a role, such as multiple sclerosis (MS) and lupus.

Please see complete prescribing information available at http://www.rituxan.com



Louisa Williams | Customer Service

THERAPEUTIC FOCUS:
IMMUNOLOGY

NEW STANDARDS OF CARE

AVONEX Customer Support

Customer service is a key link in the partnership between Biogen Idec and the patients and physicians the Company serves. Led by Customer & Partner Services Director Rick Knight, his team of customer support specialists in Cambridge, Massachusetts, Research Triangle Park, North Carolina and San Diego, California fields nearly 1,000 calls a day. The customer service group also provides patients with general information about their illness, advice on how to live better with their disease, and ongoing assistance related to their therapy.

For example, the customer service group helped one AVONEX® (interferon beta-1a) patient get an early prescription refill to ensure she had all the doses needed during her vacation. For another patient whose care partner would be away on business, the customer service group helped the patient brainstorm options for his continued care. Learning that the patient's brother lived down the road, a customer service representative arranged for the patient's brother to receive training on giving the AVONEX injection, thus helping to ensure that the patient could continue his therapy without interruption. Similarly, a customer service representative arranged for AVONEX Direct Delivery℠ to ship additional medication directly to a patient who was suddenly forced to travel across the country to care for a family member.

IMMUNOLOGY

NEARLY EIGHT YEARS AFTER ITS U.S. LAUNCH, AVONEX REMAINS THE MOST IMPORTANT THERAPEUTIC AGENT FOR THE LONG-TERM TREATMENT OF MULTIPLE SCLEROSIS. BIOGEN IDEC LAUNCHED A SECOND PRODUCT TARGETING AN AUTOIMMUNE DISEASE DURING 2003– AMEVIVE, A TREATMENT FOR MODERATE-TO-SEVERE, CHRONIC PLAQUE PSORIASIS.







Nearly eight years after its U.S. introduction, AVONEX remains the most prescribed therapy for the treatment of relapsing forms of multiple sclerosis. Approved in over 65 counties, AVONEX is the world market leader in MS therapies with sales exceeding $1.1 billion during 2003.

MS is a chronic autoimmune disease that progresses over time and leads to disability and, eventually, to death. Until recently, most patients have received treatment only after they experienced at least two clearly defined signs and symptoms of their disease. Research increasingly shows, however, that patients with MS benefit by starting therapy as early as possible. In clinical studies, AVONEX has been shown to delay relapses in MS patients who begin treatment immediately after their initial MS attack, compared to those who start treatment more than two years after onset of symptoms. Today, AVONEX is the only MS treatment that is approved for patients with a first clinical episode and MRI features consistent with MS. AVONEX also offers patients the convenience of once-a-week dosing.

In January 2003, Biogen Idec's leadership in immunology resulted in the U.S. approval of its second product for a serious autoimmune disease – AMEVIVE® (alefacept). AMEVIVE is indicated for the treatment of adults with moderate-to-severe chronic plaque psoriasis who are candidates for systemic therapy or phototherapy. Psoriasis is a skin disease that affects more than 4.5 million Americans and 80 million people worldwide. Two and a half million Americans are affected by moderate-to-severe chronic plaque psoriasis.

AMEVIVE is a systemic therapy that works by helping to prevent T cells from becoming overactive and lowering the number of overactive T cells in the body. T cells are central to the immune response when working properly, but are directed inappropriately against the body's own tissues in psoriasis and other autoimmune disorders. Biogen Idec is continuing to investigate the use of AMEVIVE in other autoimmune diseases, including psoriatic arthritis and rheumatoid arthritis.

Please see complete prescribing information available at http://www.avonex.com and http://www.amevive.com



Sheila Sparks, RN, MSN, OCN	Oncology Nurse

THERAPEUTIC FOCUS: ONCOLOGY

NEW STANDARDS OF CARE

ZEVALIN Nursing Support

The oncology nurse is an essential health care partner for both Biogen Idec and each cancer patient who receives therapy at a given treatment center. Just ask Sheila Sparks, RN, MSN, OCN, the former nurse manager in the Department of Radiation Oncology at the University of Alabama, Birmingham. Sheila and another nurse manager worked closely with Biogen Idec to facilitate introduction of the ZEVALIN® (ibritumomab tiuxetan) therapeutic regimen at that treatment center, acting as the central "point persons" for all aspects of the therapy's introduction and use. Sheila was a tireless advocate for patients, helping to ensure that each patient eligible for treatment with the new therapeutic regimen could ultimately receive it. She conducted in-service training for the radiation therapists, nuclear medicine technologists and others involved in ZEVALIN's use. She assisted patients with insurance requirements and reimbursement. Sheila interacted with Biogen Idec sales representatives to ensure that all the necessary details were taken care of to expedite treatment. She also worked closely with the physicians and other caregivers to coordinate treatment scheduling. The result: a successful introduction and ongoing use of the ZEVALIN therapeutic regimen as a treatment option for patients with certain types of non-Hodgkin's lymphoma.

ONCOLOGY

THE ZEVALIN THERAPEUTIC REGIMEN GAINED EUROPEAN APPROVAL IN JANUARY 2004, FURTHER EXPANDING BIOGEN IDEC'S GLOBAL CANCER FRANCHISE. BIOGEN IDEC IS CONTINUING TO BUILD ITS ONCOLOGY PORTFOLIO BOTH THROUGH ITS OWN RESEARCH EFFORTS AND THROUGH ITS COLLABORATION WITH GENENTECH, INC.



ZEVALIN is a unique therapeutic regimen that uses the targeting power of a monoclonal antibody to deliver cancer-killing radiation to tumor cells throughout the body. In 2002, ZEVALIN was approved in the United States as a treatment for patients with relapsed or refractory low-grade, follicular, or transformed B-cell non-Hodgkin's lymphoma, including patients with RITUXAN-refractory follicular disease. ZEVALIN gained European approval in January 2004. Biogen Idec markets ZEVALIN in the United States while the Company's partner, Schering AG, holds exclusive rights for the rest of the world.

Clinical data show that the ZEVALIN therapeutic regimen produces high response rates and long-term durable remissions in patients with relapsed, refractory or transformed B-cell non-Hodgkin's lymphoma, even in patients who no longer respond to RITUXAN alone. Research also suggests that ZEVALIN may have utility in the treatment of other types of lymphoma, including difficult-to-treat mantle cell lymphoma. Biogen Idec and Schering AG are continuing to study ZEVALIN use in a variety of treatment strategies, including combinations with front-line and salvage chemotherapy regimens and with stem cell transplantation.

Biogen Idec is continuing to build its cancer franchise both through its own development efforts and through partnerships. The Company is conducting clinical studies of additional antibody-based therapeutic agents for blood cancers like CLL, as well as small molecule drugs to combat solid tumors.

Please see complete prescribing information available at http://www.zevalin.com



Burt A. Adelman, M.D. | Executive Vice President, Development

CLINICAL FOCUS:
DEVELOPMENT

NEW STANDARDS OF CARE

Developing Discoveries into Therapies

Biogen Idec's vision is to transform scientific discoveries into advances in health care. The merger has expanded enormously the available capabilities, infrastructure and financial resources that our development group wields to meet this challenge. We view the Biogen Idec development organization to be a key strategic asset. Our resources include our Centers of Excellence for Oncology in San Diego and for Immunology in Cambridge. At each, we have assembled the strategic disciplines needed for successfully advancing a new drug through human testing to commercialization and beyond. Our resources further include fully integrated capabilities for clinical development in Europe and we are now building similar capabilities in Japan. Our reputation for credibility and trust will enable Biogen Idec to attract physicians and patients to participate in our clinical trials, which will contribute to advancing product candidates through our pipeline as well as attracting partners with promising new product candidates for development.

IMMUNOLOGY

BIOGEN IDEC IS LEVERAGING ITS KNOWLEDGE, EXPERIENCE AND RELATIONSHIPS WITH PHYSICIANS AND PATIENTS IN THE AREAS OF MULTIPLE SCLEROSIS AND PSORIASIS TO ADVANCE TWO NEW PRODUCTS THROUGH LATE-STAGE CLINICAL TRIALS: ANTEGREN FOR THE TREATMENT OF MS AND CROHN'S DISEASE, AND BG-12, A NEW ORAL THERAPY FOR PSORIASIS.



Biogen Idec has built a broad base of knowledge, experience and relationships with physicians and patients in the areas of multiple sclerosis and psoriasis through the development of AVONEX and AMEVIVE. In partnership with others, the Company is now leveraging its capabilities in these areas to advance two products through late-stage clinical trials.

ANTEGREN® (natalizumab), which Biogen Idec is developing with Elan Corporation, plc, reflects the Company's commitment to continuing to bring new therapies to market for the treatment of MS. This humanized monoclonal antibody, which is being tested as both a monotherapy and in combination with AVONEX, has the potential to be an important therapy for patients and caregivers. In February 2004, Biogen Idec and Elan announced that the companies intend to submit to the FDA a Biologics License Application for approval of ANTEGREN as a treatment for MS. The companies expect to submit the BLA mid-year 2004. The decision to file the BLA was made after discussions with the FDA of one-year data from the two ongoing Phase III studies of ANTEGREN in MS.

ANTEGREN is designed to selectively inhibit immune cells from leaving the bloodstream and to prevent these cells from migrating into tissue where they may otherwise cause or maintain inflammation. This mechanism of action is relevant across the spectrum of autoimmune diseases. Consequently, Biogen Idec is also investigating ANTEGREN as a potential treatment for Crohn's disease and plans to begin clinical studies of ANTEGREN in rheumatoid arthritis. Biogen Idec has completed two Phase III trials of ANTEGREN in Crohn's disease and intends to initiate a third Phase III trial.

In October, Biogen Idec licensed from Fumapharm AG of Switzerland the exclusive worldwide development and marketing rights (except in Germany) to a new oral systemic therapy, which is called BG-12, for psoriasis and other indications. This investigational product, entering Phase III clinical trials for psoriasis in Europe, is expected to be an improved, second-generation version of the leading oral psoriasis drug in Germany. Biogen Idec plans to collaborate with Fumapharm to accelerate the Phase III clinical development and registration program for this drug worldwide.



Nabil Hanna, Ph.D. | Executive Vice President, Research

PRECLINICAL FOCUS: RESEARCH

NEW STANDARDS OF CARE

Increasing Opportunities for Success through Two Centers of Excellence

We expect that one of the greatest impacts of the merger of Biogen and Idec will be in the area of research. The enormously increased resources of our combined company translate to more breadth, depth and diversity in what we can study, leading to substantially greater opportunities for success.

In San Diego and Cambridge we have built strong research organizations focused on cancer, inflammation and neurology, with an understanding of immunology underlying the research efforts of both groups. The capabilities of our Cambridge group in small molecule therapeutic agents, combined with San Diego's engineered antibody expertise further expand the diversity of targets we can address. The abundant cross-fertilization between these two "Centers of Excellence" enables us to share ideas and resources. Our entrepreneurial spirit, along with the greatly expanded financial and development resources of our combined company, lets us support good ideas, no matter where they come from, as a single team directed toward a common goal. Consequently, we maintain the nimbleness and culture of a smaller company, but with a much greater global reach.

ONCOLOGY, NEUROLOGY, DERMATOLOGY AND RHEUMATOLOGY

RESEARCH IS A KEY STRENGTH AT BIOGEN IDEC. THE COMBINED COMPANY'S ENORMOUSLY EXPANDED R&D RESOURCES, SUPPLEMENTED BY KEY ACADEMIC AND CORPORATE PARTNERSHIPS, TRANSLATE TO GREATER PRODUCT OPPORTUNITIES AND MORE CHANCES FOR SUCCESS.



Research is a key strength for Biogen Idec. Biogen Idec expects to initially invest over $550 million per year in research and development, and has approximately 1,000 R&D employees, including approximately 400 in discovery research. Partnerships with academic scientists and other companies supplement these internal resources. Such alliances help Biogen Idec advance its understanding of disease, validate therapeutic targets, and characterize potential products. These relationships also provide new technologies and products to fuel the continued growth of Biogen Idec.

The Company has established Centers of Excellence in Cambridge and San Diego for its research efforts. Research in San Diego focuses primarily on cancer. Research in Cambridge focuses primarily on immunology applications in the areas of neurology, dermatology and rheumatology. In addition to pursuing the discovery of new product candidates for development, Biogen Idec research aims to add value to the Company's existing products by extending their use to other diseases.

In the area of cancer, Biogen Idec researchers are optimizing and refining technology for the development of radiolabeled antibodies or antibody-drug conjugates that target cell surface receptors to deliver cancer-killing agents directly to malignant cells. The Company's goal is to leverage knowledge gained in developing RITUXAN and ZEVALIN to expand beyond blood-based cancers to the treatment of solid tumors. Biogen Idec is also applying its expertise in the area of small molecule drugs to address anticancer targets within cells.

Biogen Idec's extensive presence in the area of multiple sclerosis has led to a broader focus on neurology. The Company has active research programs targeting neuropathic pain and spinal injury, as well as in the area of nerve regeneration. The Company is also using its knowledge of inflammation and immunology to target new treatment approaches for illnesses where immune mechanisms lead to central nervous system diseases.

Similarly, Biogen Idec's understanding of immune and inflammatory diseases has led to a continued focus on discovering and developing new treatments for rheumatic diseases. The Company has multiple research programs targeting psoriasis, rheumatoid arthritis, lupus, fibrosis and inflammatory and autoimmune conditions in the field of dermatology.



MANUFACTURING FOCUS: BIOLOGICS

Ellen Fujikawa | Director, Engineering

NEW STANDARDS OF CARE

Large-Scale Manufacturing Facilities on Both Coasts

Biogen Idec is benefiting from past experience gained in engineering, starting up and staffing the Company's 250,000 square-foot large-scale manufacturing (LSM) plant in Research Triangle Park. East and West Coast engineering and manufacturing staff are working closely together to apply those lessons to construction and long-range planning at Biogen Idec's second world-class biomanufacturing plant in Oceanside, California. This facility, termed NIMO, is expected to come on-line in 2006.

A focus on environmental protection and partnership with the Oceanside community reflects one aspect of NIMO's construction and start-up. Biogen Idec met and exceeded nationally mandated requirements for Urban Storm Water Mitigation, proactively making over $300,000 in design changes at the NIMO site. These included the implementation of "best practices" technology for removing suspended solids from storm water and placing gate valves on key storm water inlets to provide environmental protection over a half-acre area in the event of a hazardous materials release. For this effort, the City of Oceanside nominated the Company for the San Diego County Industrial Environmental Association 2002 Environmental Responsibility Award for its commitment to preventing storm water pollution.

BIOMANUFACTURING & DISTRIBUTION

BIOGEN IDEC IS A WORLD LEADER IN PROTEIN MANUFACTURE IN TERMS OF BOTH QUALITY AND SCALE. THE COMPANY'S LEADERSHIP IN THE MANUFACTURING OF PROTEIN THERAPEUTIC AGENTS MAKES IT A "PARTNER OF CHOICE" FOR THE CO-DEVELOPMENT OF INNOVATIVE BIOLOGICS MANUFACTURING.



The formation of Biogen Idec has created a world leader in protein manufacturing in terms of both quality and scale. The Company operates three licensed and dedicated bulk-manufacturing facilities. These include Biogen Idec's large-scale manufacturing plant (LSM) in Research Triangle Park, North Carolina. With 90,000 liters of bioreactor capacity, this facility is one of the largest of its kind in the world. The U.S. Food and Drug Administration approved the LSM during 2003 for the commercial production of AMEVIVE. The Company operates other licensed manufacturing plants in Cambridge, Massachusetts and San Diego, California.

During 2003, Biogen Idec began operations at its new NICO facility in Oceanside, California, for the manufacture of biologics for clinical trials. The Company is transferring quality, process sciences and manufacturing support functions from its Torreyana facility in San Diego into newly completed lab and office buildings on its Oceanside campus. The Company is also seeking FDA approval to use the warehouse and Quality Control laboratories for the support of ZEVALIN manufacturing and distribution.

These new facilities are part of Biogen Idec's second 90,000-liter, world-class manufacturing facility, NIMO, which is expected to begin operations in 2006. Once operational, this new large-scale manufacturing plant will give Biogen Idec over 200,000 liters of capacity for the manufacture of biologics. This capacity is expected to be sufficient to satisfy production needs worldwide not only for Biogen Idec's own pipeline of products, but also for the products of potential partners.

Biopharmaceutical manufacturing capabilities and capacity have become critical issues for many companies. Sales of protein and monoclonal antibody therapeutic agents are growing and many additional protein and antibody products are entering clinical development. Biogen Idec's leadership in the manufacturing of such therapeutic agents makes the Company a "partner of choice" for the co-development of innovative biopharmaceuticals.



Tracy Callahan | Director, Community Laboratory

COMMUNITY FOCUS: SCIENCE EDUCATION

NEW STANDARDS OF CARE

Reaching Out to Tomorrow's Young Scientists

Tracy Callahan has a great job. As director of Biogen Idec's Community Laboratory in Cambridge, she spearheads the Company's partnership with Cambridge and Somerville, Massachusetts schools. The goal of that effort: to get kids excited about possible careers in science, increase understanding about biotechnology, and enhance science literacy overall.

During 2003, more than 800 students from grade six and up participated in free, hands-on science workshops at the Community Lab housed on the Biogen Idec Cambridge campus. Using the latest equipment and computer technology, they conducted real-world experiments and common laboratory procedures. For example, weeklong sessions during the academic year let students amplify and examine their own DNA or analyze hemoglobin to diagnose a mock patient with sickle-cell anemia. Advanced two-week summer sessions taught techniques commonly used by Biogen Idec scientists. Students engineered a mouse antibody to make it more compatible with humans, expressed the antibody in cells, and purified and tested the antibody for its ability to bind to the desired target.

The Community Lab enables Biogen Idec scientists and other employee volunteers to share their enthusiasm for science with the students and their teachers, as well as help teachers design further science-based activities for their classrooms. Based on the success of this program, Biogen Idec plans to build a comparable Community Lab on its new Oceanside campus.

COMMUNITY OUTREACH

BIOGEN IDEC IS AN ACTIVE MEMBER OF THE COMMUNITIES WHERE WE LIVE AND WORK. THE COMPANY SUPPORTS BOTH PATIENT ORGANIZATIONS IN THE AREAS OF CANCER, MULTIPLE SCLEROSIS AND PSORIASIS, AND LOCAL GROUPS FOCUSED ON SCIENCE EDUCATION AND LITERACY, COMMUNITY SERVICE AND THE ARTS.



Biogen Idec is an active member of the communities where we live and work. The Company has a long history of partnership with patient organizations focused on multiple sclerosis, cancer and psoriasis to support general awareness of those illnesses, as well as to raise research funding. For example, Biogen Idec sponsored and many employees participated in the Light the Night Walk of the Leukemia and Lymphoma Society of America in San Diego and the Multiple Sclerosis Challenge Walk held by the Central New England Chapter of the National Multiple Sclerosis Society.

Biogen Idec also collaborates with organizations supporting science education and literacy, community service and the arts. In 2003, the Company established the Biogen Idec Foundation to fund community organizations in the greater Cambridge, Massachusetts, Research Triangle Park, North Carolina, and San Diego, California, areas. Among the projects funded in 2003 were:

- BIOCOM San Diego Fires Relief – Some neighbors and friends lost homes and property during the fires in San Diego County in the fall of 2003. In support of this loss, Biogen Idec donated $20,000 to the San Diego Chapter of the American Red Cross and matched an additional $11,000 in employee donations, totaling more than $41,000.
- East End House – Biogen Idec is a major supporter of East End House, a 100-year-old agency that provides a wide range of social services to residents of the East Cambridge area. Last year, a highlight of our partnership was bringing an exhibit from the New England Aquarium to the East End House for an after-school program that educated urban children about our aquatic heritage.
- INTERACT – Biogen Idec employees donated hundreds of gifts to Raleigh, North Carolina's INTERACT shelter, giving residents the opportunity to "shop" for each other at a Christmas Bazaar. INTERACT provides crisis hot lines for victims of sexual assault and domestic violence and shelters women and children who need assistance in getting a fresh start.



2003

William H. Rastetter, Ph.D.	James C. Mullen
Executive Chairman	*Chief Executive Officer & President*

"TODAY, DUE TO THE SUCCESS OF OUR MERGER AND INTEGRATION, WE ARE POISED TO TAKE ADVANTAGE OF OUR COMMON VISION AND VALUES, OUR MUTUAL CULTURE AND OUR COMBINED STRENGTHS."

Dear Shareholder:

On November 12, 2003, we at Biogen, Inc. and IDEC Pharmaceuticals Corporation took the most momentous step in our corporate histories. We created Biogen Idec Inc., a new global biotechnology leader.

Since that historic day we have spoken to shareholders with one voice, articulating one overriding strategic message — one plus one equals three. The fusion of Biogen Idec has forged synergies we believe will deliver both near-term and long-term value.

MERGER RATIONALE The merger has hastened each company's strategic plans by about five years, allowing us to achieve significant growth virtually overnight.

In manufacturing we've doubled our biologics manufacturing capacity. In commercial and research and development we have a major presence and global infrastructure in three clinical areas — oncology, dermatology, neurology — with potential expansion into rheumatology. In research and development we now can invest more than $550 million a year, seeking to discover and develop new standards of patient care. By 2005, this investment in research and development is expected to result in 25 percent more clinical trials.

The merger also affords us numerous financial synergies. We expect to save at least $300 million in operating expenses, at least $175 million in capital expenditures, and at least $50 million in treasury and tax benefits year-over-year in the period 2004–2007. These financial benefits are expected to produce average, top-line growth of 15 percent and average EPS growth of 20 percent, year-over-year over the same period.

Today, due to the success of our merger and integration, we are poised to take advantage of our common vision and values, our mutual culture and our combined strengths. Below are some of the achievements we accomplished on your behalf.

STRONG PERFORMANCE, SUPERIOR RESULTS In 2003, Biogen Idec showed strong performance and superior results. The Company's unaudited pro forma combined revenues for 2003 rose 19 percent to $1.852 billion versus a comparable basis in 2002 of $1.553 billion. GAAP revenues for 2003 exceeded $679 million. For a full discussion of financial results, please turn to page 27.

AVONEX® (interferon beta-1a) and RITUXAN® (rituximab) were the two major drivers of last year's revenue growth. Sales of AVONEX, the world's leading therapy for multiple sclerosis, exceeded $1.168 billion in 2003, up 13 percent from $1.034 billion in 2002.

RITUXAN is the world's leading therapy for certain types of B-cell non-Hodgkin's lymphoma. We market RITUXAN in the U.S. in collaboration with Genentech, Inc. Genentech recognizes all U.S. sales of RITUXAN and we record our share of the pretax copromotion profits on a quarterly basis. Net U.S. sales of RITUXAN were $1.360 billion in 2003, up 26 percent from $1.080 billion in 2002. Our share of copromotion profits was $419.2 million in 2003 and $324.5 million in 2002.

MAJOR DRUG & FACILITY APPROVALS Two product candidates in our clinical development pipeline achieved significant commercial milestones. In January 2003 the U.S. Food & Drug Administration (FDA) approved AMEVIVE® (alefacept) for the treatment of adults with moderate-to-severe chronic plaque psoriasis who are candidates for systemic therapy or phototherapy.

In addition, in August 2003 the FDA approved the Company's large-scale manufacturing plant (LSM) in Research Triangle Park (RTP), North Carolina, for commercial production of AMEVIVE. Biogen Idec plans to use the LSM, which has 90,000 liters of bioreactor capacity, to manufacture certain future products in the Company's product development pipeline.

In January 2004, the European Medicines Evaluation Agency, the regulatory arm of the European Union, approved ZEVALIN® (ibritumomab tiuxetan) for the treatment of adult patients with rituximab-relapsed or refractory CD20-positive follicular B-cell non-Hodgkin's lymphoma (NHL). The approval in the EU opens up a new revenue stream for Biogen Idec from royalty payments related to sales of ZEVALIN by Schering AG, the Company's licensee outside the United States.

OTHER CLINICAL DEVELOPMENT HIGHLIGHTS Several product candidates in our clinical pipeline also made significant progress toward commercialization. Biogen Idec, Genentech and F. Hoffmann LaRoche initiated global, randomized studies evaluating RITUXAN in the treatment of rheumatoid arthritis (RA), based on positive results from a Phase II study of RITUXAN in RA. Biogen Idec and its collaborators are conducting a registrational, clinical trial of RITUXAN in RA patients who have had an inadequate response to Tumor Necrosis Factor (TNF) inhibitor therapy.

Biogen Idec in collaboration with Elan Corporation, plc, is conducting two concurrent Phase III studies with ANTEGREN® (natalizumab) in MS. One trial is evaluating the ability of ANTEGREN to slow the rate of disability in MS and reduce the rate of clinical relapses. The other trial, which combines ANTEGREN with AVONEX, is determining if combination therapy is more effective than treatment with AVONEX alone in slowing rate of disability and reducing the rate of clinical relapses.

In February 2004, Biogen Idec and Elan announced that they expect to submit to the FDA an application for approval of ANTEGREN as a treatment for MS. The companies said they expect

Dear Shareholder (cont.):

to submit the filing mid-year 2004. The decision to file a Biologics License Application (BLA) was made after discussions with the FDA of one-year data from the two ongoing two-year Phase III trials in MS.

Meanwhile, in January 2004, the companies reported that the second Phase III trial of ANTEGREN in Crohn's disease met the primary endpoint of maintenance of response. In July 2003, the companies reported that the first Phase III trial of ANTEGREN in Crohn's disease did not meet the primary endpoint of induction of response at a predefined time point. The companies plan to initiate an additional Phase III trial of ANTEGREN in Crohn's disease in 2004.

Biogen Idec launched a new pre-filled syringe formulation of AVONEX in both the U.S. and Europe. The simpler dose administration shows our commitment to maintaining our leadership in an increasingly competitive MS market.

Biogen Idec has licensed exclusive rights to develop and market a new oral therapy for psoriasis from Fumapharm AG. The product, BG-12, a second-generation fumarate derivative with an immunomodulatory mechanism of action, has entered Phase III clinical trials in Europe. A first-generation product is currently marketed as FUMADERM® in Germany, where it is the most prescribed oral, systemic treatment for moderate-to-severe psoriasis.

PRECLINICAL HIGHLIGHTS One of Biogen Idec's core strengths is research and development. We have a pipeline of earlier-stage programs in our focus areas and in other areas of interest. For example:

- We are developing a humanized monoclonal antibody directed against alpha-1/beta-1 integrin (VLA-1). VLA-1 is found on a variety of cells associated with tissue inflammation and fibrosis, including activated T cells, macrophages and myofibroblasts. Reduction of VLA-1 activity is associated with sharply reduced inflammation and fibrosis in experimental models of disease.
- We are developing several oncology product candidates, including an anti-lymphotoxin beta receptor monoclonal antibody that has shown activity in inhibiting tumor growth in animal models; an anti-TAG72 antibody designed as a radioimmunotherapy for the treatment of carcinomas that targets the tumor site while minimizing the radiation to normal tissues such as bone marrow; and Cripto antibody, a monoclonal antibody that is designed to inhibit Cripto, a novel cell surface-signaling molecule that is over-expressed in solid tumors.
- In separate collaborations with Genentech, we are developing a new humanized anti-CD20 antibody targeting B-cell disorders for a broad range of indications, and a BR3 protein therapeutic agent as a potential treatment for disorders associated with abnormal B-lymphocyte activity, such as rheumatoid arthritis and lupus.

CONSTANT INNOVATIVE CHANGE In the months following the merger much work has been accomplished. Organizationally, we have put in place a new management structure, constituted a new Board of Directors, and finalized all important human resource policies. Operationally, we've prioritized our product candidate portfolio and integrated a variety of systems, such as information technology and finance.

Today's success in biotechnology requires constant, innovative change. However difficult or disruptive, innovative change is the swiftest and surest path to opportunity. And if we resist change? Benjamin Franklin perhaps said it best: "When you're finished changing, you're finished."

We offer congratulations and special thanks to our employees who have shown us time and again that there is no challenge they cannot meet and master. The success of our merger is a testament to their commitment, teamwork and zeal.

On behalf of the Board of Directors and the Executive Committee, we also thank our business partners, clinical investigators, doctors, nurses, patients and shareholders for the contributions they have made and trust they have placed in us.

In 2003, Biogen Idec took the first steps on an exciting, new journey of discovery, development and commercialization of new standards of patient care in cancer, and inflammatory and autoimmune diseases. Many milestones and achievements are ahead. We invite you to continue with us on the journey.

Sincerely,

William H. Rastetter, Ph.D.
Executive Chairman
Biogen Idec Inc.

James C. Mullen
Chief Executive Officer and President
Biogen Idec Inc.

AUTOIMMUNE, INFLAMMATION AND OTHER

PC | PI | PII | PIII | Filed | Market

Avonex — Multiple sclerosis

Amevive — Psoriasis and Psoriatic Arthritis (Ph.II)

Antegren — Multiple sclerosis, Crohn's disease

Rituxan — Rheumatoid arthritis, MS, other autoimmune

BG-12 — Psoriasis, MS (Ph.II)

Anti-CD80 mAb — Autoimmune disease

Anti-CD23 mAb — Allergic asthma

Lymphotoxin Beta Receptor — Autoimmune disease

LA-1 mAb — Scleroderma, rheumatoid arthritis, cirrhosis

BAFF-R — Inflammatory disorders

Anti-Alpha$_v$Beta$_6$ — Inflammatory disorders

Anti-CD20 mAb — B-cell disorders

ONCOLOGY

PC | PI | PII | PIII | Filed | Market

Rituxan — NHL and CLL (Ph.II)

Zevalin — Non-Hodgkin's B-cell lymphoma

Anti-CD23 mAb — Chronic lymphocytic leukemia

Anti-CD80 mAb — Non-Hodgkin's B-cell lymphoma

Anti-Lymphotoxin Beta Receptor mAb — Solid tumors

Radiolabeled anti-tumor antigen mAb — Solid tumors

Anti-CD 20 mAb — B-cell malignancies

In-licensed

TOTAL REVENUES (IN MILLIONS)



$ 2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
912
1,080
1,315
1,553
1,852
118
155
273
404
679
1999
2000
2001
2002
2003
ADJUSTED PRO FORMA
GAAP

*Adjusted Pro Forma Revenues for 2003 are reconciled in the chart on page 28. Adjusted Pro Forma Revenues for prior years reflect the combined revenues of Biogen, Inc. and IDEC Pharmaceuticals Corporation.

RESEARCH AND DEVELOPMENT (IN MILLIONS)



$ 600
500
400
300
200
100
264
348
397
468
546
43
69
90
101
233
1999
2000
2001
2002
2003
ADJUSTED PRO FORMA
GAAP

*Adjusted Pro Forma R&D Expenses for 2003 are reconciled in the chart on page 28. Adjusted Pro Forma R&D Expenses for prior years reflect the combined operating expenses of Biogen, Inc. and IDEC Pharmaceuticals Corporation.

FINANCIAL PERFORMANCE

MERGER ACCOUNTING On November 12, 2003, Biogen, Inc. and IDEC Pharmaceuticals Corporation merged under the name Biogen Idec Inc., bringing together the complementary strengths of each company. Biogen Idec creates new standards of care in oncology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, we transform scientific discoveries into advances in human health care.

Because this merger was completed during the year, Generally Accepted Accounting Principles (GAAP) require that we reflect the first 45 weeks of 2003 from the former IDEC Pharmaceuticals Corporation and the merged Biogen Idec results for the last 7 weeks of 2003. As a result, we include the results of operations of the former Biogen, Inc. from November 13, 2003 to December 31, 2003 only. GAAP results for 2003 also reflect:

- the write-off of Acquired In-Process R&D assets,
- amortization of the Intangible Asset value of the acquired commercial products and royalty rights for seven weeks, and
- the value of acquired Inventories and other Fixed Assets reflected at fair market value as of November 12, 2003.

These charges significantly impact the GAAP Income Statement, creating a loss for the year that is difficult to compare to prior and future years on a GAAP basis.

Accordingly, we are also providing an Adjusted Pro Forma (Non-GAAP) perspective that removes these merger-related accounting impacts and other non-recurring charges and provides 52 weeks of results of Biogen Idec as if the merger had been completed on January 1, 2003. We believe the Adjusted Pro Forma financial measures in this Annual Report are useful to investors and management because they reflect the recurring economic characteristics of our integrated business and serve as an appropriate base from which to compare period-to-period performance and to measure future growth.

REVENUE GROWTH Biogen Idec delivered 19 percent revenue growth in 2003 on an Adjusted Pro Forma basis, behind the strength of its two blockbuster products, AVONEX and RITUXAN. AVONEX worldwide sales increased 13 percent and, as a $1.168 billion product, continues to be the most prescribed therapy for multiple sclerosis worldwide. Sales of RITUXAN, which we co-promote with Genentech in the U.S. and which Roche markets outside the U.S., grew to nearly $2 billion. Biogen Idec's Unconsolidated Joint Business Revenues from RITUXAN were $493 million, an increase of 28 percent over 2002.



AVONEX WORLDWIDE REVENUES (IN MILLIONS)
(Adjusted Pro Forma)
$ 1,400
1,200
1,000
800
600
400
200
+57%
621
+23%
760
+28%
971
+7%
1,034
+13%
1,168
1999
2000
2001
2002
2003



RITUXAN REVENUES (IN MILLIONS)
$ 1,400
1,200
1,000
800
600
400
200
263
93
424
+42%
133
779
+89%
251
1,080
+53%
386
1,360
+28%
493
1999
2000
2001
2002
2003
RITUXAN–NET US REVENUE
BIOGEN IDEC RITUXAN REVENUE

Beyond these blockbusters, Biogen Idec has two other products that have been launched in the last two years. AMEVIVE was launched in 2003 and, in its first year, generated sales of $40 million as we established a base in the moderate-to-severe chronic plaque psoriasis market. ZEVALIN was launched in early 2002 and generated $20 million in revenues in 2003 as a radioimmunotherapy for certain non-Hodgkins lymphomas.

FINANCIAL STRENGTH Biogen Idec holds $2.3 billion in cash and marketable securities, which provides financial flexibility to react to strategic opportunities. During 2003, Biogen Idec had positive operating cash flow and anticipates that the Company will continue to be cash flow positive in future years.

Biogen Idec uses its overall financial strength to support its goal of expanding its R&D pipeline, through both internal program development and in-licensing of product candidates. During 2003, Biogen Idec added a major program, BG-12, which is in European Phase III trials for psoriasis. Biogen Idec obtained worldwide rights (except Germany) to this product. Continued in-licensing of products is a strategic priority for Biogen Idec in the future.

During 2003, progress was made in the construction of our second large scale manufacturing (LSM) facility in Oceanside, California. Additionally, a new campus with a research and development facility and administrative space is under construction in the San Diego area that will allow several local leased sites to be consolidated into one West Coast facility, improving coordination and focus.

In March 2003, Biogen Idec announced a share repurchase program of up to 12 million shares of its common stock. The repurchased stock will provide the Company with treasury shares for general corporate purposes, such as stock to be issued under employee stock option and stock purchase plans. The share buyback will be largely funded through operating cash flow, will be accretive to EPS, and will not restrict Biogen Idec's strategic flexibility.

EARNINGS PERFORMANCE Based on strong revenue growth, Biogen Idec expanded its R&D spending to $546 million (Adjusted Pro Forma), one of the largest programs in the biotechnology industry. Additionally, selling, general and administrative costs in 2003 expanded to $508 million (Adjusted Pro Forma), as we built our third commercial sales organization in dermatology behind the launch of AMEVIVE. With this completed, Biogen Idec now has a full U.S. commercial presence in neurology, oncology, and dermatology in addition to our neurology sales organization in Europe, Canada and Australia.

Earnings in 2003 were $1.22 per share (Adjusted Pro Forma). A reconciliation of the differences between the U.S. GAAP loss *per share and the Adjusted Pro Forma earnings per share is detailed below.*

BIOGEN IDEC CONSOLIDATED STATEMENTS OF OPERATIONS AND RECONCILIATION OF GAAP EARNINGS TO ADJUSTED PRO FORMA (NON-GAAP) EARNINGS

(IN MILLIONS, EXCEPT PER SHARE DATA)

	Year ended December 31, 2003		
	GAAP	Biogen Operating Pre-Merger & Adjustments (unaudited)	Adjusted Pro Forma Non-GAAP (unaudited)
Revenues:			
Total Revenues	679	1,173 [1]	1,852
Cost and Expenses:			
Cost of Sales	285	179 [1] (233)[2]	231
Research and Development	233	332 [1] (20)[3]	546
Selling, General and Administrative	175	(3)[4] 347 [1] (10)[5]	508
Write-off of Acquired In-Process Research and Development	823	(823)[6]	—
Amortization of Acquired Intangibles	33	(33)[7]	—
Total Costs and Expenses	1,549	(265)	1,284
Income (loss) from Operations	(870)	1,438	568
Other Income (expense), net	(11)	31[8] 32[1]	52
Income (loss) before Income Taxes	(881)	1,500	620
Provision (benefit) for Income Taxes	(6)	198 [9]	192
Net Income (loss)	($875)	$1,303	$428
Net income (loss) used in calculating Diluted EPS	($875)		$437
Shares used in calculations Earnings (loss) per Share:			
Weighted average number of common shares outstanding	178.0		327.3
Dilutive potential common shares	178.0		359.2
Earnings (loss) per Share:			
Basic	($4.92)		$1.31
Diluted	($4.92)		$1.22

1 Represents former Biogen, Inc. operating revenues and expenses (unaudited) for the period of 2003 prior to the merger.

2 Represents the non-cash expense related to valuing the inventory acquired from former Biogen, Inc. at fair value and the royalties related to Corixa settlement.

3 Represents non-recurring signing payment in association with new anti-CD20 antibody development collaboration.

4 *Represents external, incremental consulting and integration costs.*

5 Represents severance and restructuring charges.

6 Represents the non-recurring, non-cash expense associated with writing off the acquired in-process research and development related to the merger with former Biogen, Inc.

7 Represents the ongoing, non-cash amortization of acquired intangible assets related to the merger with former Biogen, Inc.

8 Represents non-recurring charges associated with charitable donations and legal settlements.

9 Represents the tax effect of the above adjustments.

CREATING SHAREHOLDER VALUE The expansion of Biogen Idec during the last 10 years has delivered strong shareholder value. Since 1993, shares in Biogen Idec have appreciated 44 percent on an annual compound basis (note: prior to November 12, 2003, the BIIB ticker symbol was IDPH). An investment of $1,000 in Biogen Idec on December 31, 1993, would have been worth approximately $38,297 at the end of 2003.

The management of Biogen Idec is committed to continued innovation. We are proud of our scientific and financial history, and remain determined to deliver both value to our investors and novel therapeutic agents to patients and caregivers worldwide.

$1,000 INVESTED IN BIOGEN IDEC VS S&P 500 VS NASDAQ


5 years
$ 5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
971
929
4,685
S&P 500
NASDAQ
Biogen Idec


10 years
$ 40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
2,826
2,665
38,297
S&P 500
NASDAQ
Biogen Idec

	1998	2003	CAGR*
S&P 500	$1,000	$971	-1%
NASDAQ	1,000	929	-1%
Biogen Idec	1,000	4,685	36%

	1993	2003	CAGR*
S&P 500	$1,000	$2,826	11%
NASDAQ	1,000	2,665	10%
Biogen Idec	1,000	38,297	44%

* Compound Annual Growth Rate

IMPORTANT NOTE ABOUT FORWARD-LOOKING STATEMENTS:

In this Annual Report, we make forward-looking statements as to future outcomes, such as expected future financial and operating results, plans for our development programs, expected approval of our California large-scale manufacturing facility, and the adequacy of our manufacturing capacity. Forward-looking statements are based on the Company's current beliefs and expectations. A number of risks and uncertainties could cause actual results to differ materially. For more detailed information on the risks and uncertainties associated with these forward-looking statements and the Company's other activities, see the section entitled "Forward-Looking Information and Risk Factors That May Affect Future Results" in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 that accompanies this Annual Report. The Form 10-K is also available on the SEC's website (http://www.sec.gov) or, upon request, from the Company's Investor Relations Department (617.679.2000). The Company does not undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more detailed information pertaining to Biogen Idec's business, including Management's Discussion and Analysis of Financial Condition and Results of Operations and our audited financial statements, please read our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and our Proxy Statement for the 2004 Annual Meeting of Stockholders, each of which were mailed along with this Annual Report.

Shareholder Information

Biogen Idec and Subsidiaries

Corporate Headquarters

Biogen Idec Inc.
14 Cambridge Center
Cambridge, MA 02142
Telephone: (617) 679-2000
Fax: (617) 679-2617

SEC Form 10-K

A copy of Biogen Idec's Annual Report on Form 10-K filed with the Securities and Exchange Commission is included with this Annual Report. It is also available on http://www.sec.gov. and upon written request to:

Investor Relations Department
Biogen Idec Inc.
14 Cambridge Center
Cambridge, MA 02142

Annual Meeting

Wednesday, June 16, 2004, at 10:00 a.m.
at the Company's offices in 15 Cambridge Center, Cambridge, Massachusetts
All shareholders are welcome.

Transfer Agent

For shareholder questions regarding lost stock certificates, address changes and changes of ownership or names in which the shares are held, direct inquiries to:

EquiServe Trust Company, N.A.
P.O. Box 43023
Providence, RI 02940-3023
816-843-4299
www.equiserve.com

Independent Accountants

PriceWaterhouseCoopers LLP
One Post Office Square
Boston, MA 02109

News Releases

As a service to our shareholders and prospective investors, copies of Biogen Idec news releases issued in the last 12 months are now available almost immediately 24 hours a day, seven days a week, on the Internet's World Wide Web at http://www.prnewswire.com. Biogen Idec's news releases are usually posted within one hour of being issued and are available at no cost at www.biogenidec.com.

Market for Securities

Our common stock now trades on The Nasdaq Stock Market under the symbol "BIIB." Prior to changing our name to Biogen Idec in November 2003, we traded on The Nasdaq Stock Market under the symbol "IDPH." The following table shows the high and low sales price for our common stock as reported by The Nasdaq Stock Market for the years ended December 31, 2003 and 2002.

	Common Stock Price			
	2003		2002	
	High	Low	High	Low
First Quarter	$37.14	$27.80	$71.40	$50.09
Second Quarter	42.15	30.01	66.84	30.75
Third Quarter	38.95	31.73	47.67	20.76
Fourth Quarter	39.41	31.63	47.41	31.17

The Biogen Idec logo, AVONEX®, RITUXAN®, AMEVIVE® and ZEVALIN® are registered trademarks of Biogen Idec, Inc. ANTEGREN® is a registered trademark of Elan Corporation. AVONEX Direct Delivery™ is a trademark of Biogen Idec.

Board Members and Executive Committee

Board of Directors

William H. Rastetter, Ph.D.
Executive Chairman, Biogen Idec Inc.

James C. Mullen
Chief Executive Officer and President, Biogen Idec Inc.

Alan Belzer
President, Chief Operating Officer and Director of Allied-Signal, Inc. (retired)

Lawrence C. Best
Senior Vice President and Chief Financial Officer of Boston Scientific Corporation

Alan B. Glassberg, M.D.
Director, University of California San Francisco Cancer Center; Director, Mount Zion Medical Center

Mary L. Good, Ph.D.
Managing Member, Venture Capital Investors, LLC; Professor, Donaghey University and Dean, Donaghey College of Information Science and System Engineering, at University of Arkansas, Little Rock, AR; former Undersecretary for Technology, U.S. Department of Commerce

Thomas F. Keller, Ph.D.
R.J. Reynolds Professor of Business Administration and former Dean, Fuqua School of Business, Duke University

Robert W. Pangia
Partner in Ivy Capital Partners, LLC, the general partner of Ivy Healthcare Capital, L.P.

Bruce R. Ross
President of Cancer Rx; former President, Bristol-Myers Squib U.S. Pharmaceutical Group

The Honorable Lynn Schenk
Lawyer, former Chief of Staff to the Governor of California and former U.S. Congresswoman

Phillip A. Sharp, Ph.D.
Director, the McGovern Institute for Brain Research at the Massachusetts Institute of Technology; Nobel Laureate

William D. Young
Chairman and Chief Executive Officer, ViroLogic, Inc.

Executive Committee

William H. Rastetter, Ph.D.
Executive Chairman

James C. Mullen
Chief Executive Officer and President

Burt A. Adelman, M.D.
Executive Vice President, Development

Thomas J. Bucknum, Esq.
Executive Vice President and General Counsel

John M. Dunn, Esq.
Executive Vice President, New Ventures

Nabil Hanna, Ph.D.
Executive Vice President, Research

Peter N. Kellogg
Executive Vice President, Finance and Chief Financial Officer

Connie L. Matsui
Executive Vice President, Corporate Strategy and Communications

William R. Rohn
Chief Operating Officer

Craig E. Schneier, Ph.D.
Executive Vice President, Human Resources

Biogen Idec Subsidiaries

Biogen Idec MA Inc.
14 Cambridge Center
Cambridge, MA 02142

Biogen Idec U.S. Corporation
14 Cambridge Center
Cambridge, MA 02142

Biogen Idec U.S. Limited Partnership
14 Cambridge Center
Cambridge, MA 02142 (business address)
5000 Davis Drive
Research Triangle Park, NC 27709-4627 (Facility Address)

Biogen Idec Holding I Inc.
14 Cambridge Center
Cambridge, MA 02142

Biogen Idec Holding II Inc.
14 Cambridge Center
Cambridge, MA 02142

The Biogen Idec Foundation Inc.
14 Cambridge Center
Cambridge, MA 02142

Biogen Idec (RTP) Realty LLC
14 Cambridge Center
Cambridge, MA 02142 (business address)
5000 Davis Drive
Research Triangle Park, NC 27709-4627 (Local Address)

Biogen Idec Realty Corporation
14 Cambridge Center
Cambridge, MA 02142

Biogen Idec Realty Limited Partnership
14 Cambridge Center
Cambridge, MA 02142

Biogen Idec U.S. West Corporation
14 Cambridge Center
Cambridge, MA 02142

Biogen Idec U.S. Pacific Corporation
14 Cambridge Center
Cambridge, MA 02142

Biogen Idec Nobel Research Center, LLC
5200 Research Place
San Diego, CA 92122

Biogen Idec Trade Services Building (NITO), LLC
10996 Torreyana Road
San Diego, CA 92121

Biogen Idec Manufacturing Operations (NIMO), LLC
One Antibody Way
Oceanside, CA 92056

CORE VALUES

COURAGEOUS INNOVATION

We apply our knowledge, talent and resources to yield new insights and bold ideas. We confront challenge and uncertainty with zeal, tenacity and vision and seize opportunities to excel.

QUALITY, INTEGRITY, HONESTY

Our products are of the highest quality. Our personal and corporate actions are rooted in mutual trust and responsibility. We are truthful, respectful and objective in conducting business and in building relationships.

TEAM AS A SOURCE OF STRENGTH

Our company is strong because our employees are diverse, skillful and collaborative. We pursue our fullest potential as individual contributors, team members and team leaders.

COMMITMENT TO THOSE WE SERVE

We measure our success by how well we enable people to achieve and to thrive. Patients, caregivers, shareholders and colleagues deserve our best.

GROWTH, TRANSFORMATION AND RENEWAL

Consistent with our core values, we as individuals and as a corporation are dedicated to creative and constructive growth, transformation and renewal as a source of inspiration and vitality.